April 17, 2024

For information on the Tender Offers:

Financial Advisors: (800) 628-1237

Shareholders: (844) 337-4626 or (844) 33-PIMCO

PIMCO Media Relations: (212) 597-1054

PIMCO CALIFORNIA MUNICIPAL INCOME FUND, PIMCO CALIFORNIA MUNICIPAL INCOME FUND II, PIMCO CALIFORNIA MUNICIPAL INCOME FUND III, PIMCO MUNICIPAL INCOME FUND, PIMCO MUNICIPAL INCOME FUND II, PIMCO MUNICIPAL INCOME FUND III, PIMCO NEW YORK MUNICIPAL INCOME FUND, PIMCO NEW YORK MUNICIPAL INCOME FUND II, AND PIMCO NEW YORK MUNICIPAL INCOME FUND III ANNOUNCE FINAL RESULTS OF TENDER OFFERS FOR AUCTION RATE PREFERRED SHARES AND ISSUANCE OF REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED SHARES

NEW YORK, NY, April 17, 2024 – PIMCO California Municipal Income Fund (NYSE: PCQ), PIMCO California Municipal Income Fund II (NYSE: PCK), PIMCO California Municipal Income Fund III (NYSE: PZC), PIMCO Municipal Income Fund (NYSE: PMF), PIMCO Municipal Income Fund II (NYSE: PML), PIMCO Municipal Income Fund III (NYSE: PMX), PIMCO New York Municipal Income Fund (NYSE: PNF), PIMCO New York Municipal Income Fund II (NYSE: PNI) and PIMCO New York Municipal Income Fund III (NYSE: PYN) (each, a “Fund” and, together, the “Funds”) today announced the expiration and final results of each Fund’s previously-announced voluntary tender offer (each, a “Tender Offer” and, together, the “Tender Offers”) for up to 100% of the Fund’s outstanding auction rate preferred shares (“ARPS”) at a price equal to 98% of the ARPS’ per share liquidation preference of $25,000 per share (or $24,500 per share) and any unpaid dividends accrued through the expiration date of the Tender Offer. The Tender Offers expired on April 12, 2024, at 5:00 p.m. New York City time. All ARPS that were validly tendered and not withdrawn during the offering period of the Tender Offers have been accepted for payment as set forth below.

NYSE Ticker	Number of Shares Accepted for Payment	Shares Accepted as Percentage of the Fund’s Outstanding ARPS	Number of ARPS Remaining Outstanding
PCQ	4,372	99.45%	24
PCK	3,856	98.49%	59
PZC	3,426	98.70%	45
PMF	5,705	98.28%	100
PML	9,329	97.32%	257
PMX	5,130	99.09%	47
PNF	1,317	98.58%	19
PNI	2,022	98.92%	22
PYN	1,038	99.71%	3

All ARPS that were not tendered will remain outstanding, and the terms of the outstanding ARPS will remain the same as prior to the Tender Offers.

Any questions regarding the Tender Offers can be directed to the Funds’ Information Agent, EQ Fund Solutions, LLC, at (877) 478-5044. Each Fund’s daily New York Stock Exchange closing market price for its common shares, net asset value per common share, as well as other information, including updated portfolio statistics and performance, are available at www.pimco.com/closedendfunds.

As previously announced, each Fund may determine to replace all or a portion of the leverage previously obtained through tendered ARPS with other forms of leverage in accordance with the Fund’s investment policies and related public disclosures. There is no guarantee that a Fund will be able to replace all or a portion of the leverage previously obtained through tendered ARPS with leverage at comparable costs and other terms, or will elect to do so, and any replacement leverage may be at a higher interest rate and/or may result in higher costs to the Fund’s common shareholders.

Following the expiration of the Tender Offers, each Fund issued Remarketable Variable Rate MuniFund Term Preferred Shares on April 17, 2024, each with a liquidation preference of $100,000 per share (and at a price of $100,000 per share) (the “RVMTP Shares”) in the amount and total proceeds shown in the table below. The RVMTP Shares will have a Term Redemption Date of April 17, 2054 and an Early Term Redemption Date every 5th anniversary of the issuance date, as those terms are used in the section “Description of Capital Structure – Preferred Shares” of each Fund’s Prospectus. The dividend rate paid on the RVMTP Shares is expected to be the SIFMA Municipal Swap Index plus 1.30%, depending on the long-term rating most recently assigned by the applicable ratings agency to such RVMTP Shares.

Fund	NYSE Ticker	Issuance of RVMTP Shares
		Number of Shares	Total Proceeds
PIMCO California Municipal Income Fund	PCQ	1,020	$102,000,000
PIMCO California Municipal Income Fund II	PCK	900	$90,000,000
PIMCO California Municipal Income Fund III	PZC	810	$81,000,000
PIMCO Municipal Income Fund	PMF	1,340	$134,000,000
PIMCO Municipal Income Fund II	PML	2,530	$253,000,000
PIMCO Municipal Income Fund III	PMX	1,240	$124,000,000
PIMCO New York Municipal Income Fund	PNF	410	$41,000,000
PIMCO New York Municipal Income Fund II	PNI	500	$50,000,000
PIMCO New York Municipal Income Fund III	PYN	260	$26,000,000

The information on or accessible through www.pimco.com/closedendfunds is not incorporated by reference herein.

About PIMCO

PIMCO was founded in 1971 in Newport Beach, California and is one of the world’s premier fixed income investment managers. Today we have offices across the globe and 3,000+ professionals united by a single purpose: creating opportunities for investors in every environment. PIMCO is owned by Allianz S.E., a leading global diversified financial services provider.

Except for the historical information and discussions contained herein, statements contained in this news release constitute forward-looking statements. These statements may involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including the performance of financial markets, the investment performance of PIMCO’s sponsored investment products and separately managed accounts, general economic conditions, future acquisitions, competitive conditions and government regulations, including changes in tax laws. Readers should carefully consider such factors. Further, such forward-looking statements speak only on the date at which such statements are made. PIMCO undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statement.

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